UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Hydroelectric Corporation

(Name of issuer)

Ordinary Shares, par value $0.001 per share

(Title of class of securities)

16949D101**

(CUSIP number)

November 10, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 16949D101	Page 2 of 8 Pages

(1)	Names of reporting persons Morgan Joseph Holdings Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 256,534[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 256,534[1]
(9)	Aggregate amount beneficially owned by each reporting person 256,534[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.167%
(12)	Type of reporting person (see instructions) HC

1 Includes 249,542 ordinary shares transferred from Morgan Joseph Holdings Inc. (“MJ Holdings”) to Morgan Joseph TriArtisan LLC (formerly, Morgan Joseph LLC, “MJ”) on March 8, 2011, and 6,992 ordinary shares owned by MJ Management LLC (“MJ Management”). MJ Holdings is the parent holding company of MJ and MJ Management. MJ Management is the General Partner of MJ Partners I, L.P (“MJ Partners”). MJ Holdings is the managing member of MJ and the sole member of MJ Management. As a result of the ownership structure of these entities, MJ Holdings controls the voting and dispositive power over shares owned by the other entities.

SCHEDULE 13G/A

CUSIP No. 16949D101	Page 3 of 8 Pages

(1)	Names of reporting persons Morgan Joseph TriArtisan LLC (formerly, Morgan Joseph LLC)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 249,542
(6) Shared voting power 0
(7) Sole dispositive power 249,542
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 249,542
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.16%
(12)	Type of reporting person (see instructions) BD

SCHEDULE 13G/A

CUSIP No. 16949D101	Page 4 of 8 Pages

(1)	Names of reporting persons MJ Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 6,992
(6) Shared voting power 0
(7) Sole dispositive power 6,992
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 6,992
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0046%
(12)	Type of reporting person (see instructions)

SCHEDULE 13G/A

CUSIP No. 16949D101	Page 5 of 8 Pages

(1)	Names of reporting persons MJ Partners I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions)

Page 6 of 8 Pages

Item 1(a) Name of issuer: China Hydroelectric Corporation

Item 1(b) Address of issuer’s principal executive offices: 25B, New Poly Plaza, No.1 North Chaoyangmen Street, Dongcheng District, Beijing, PRC 100010

2(a) Name of person filing:

Morgan Joseph Holdings Inc., Morgan Joseph TriArtisan LLC (formerly, Morgan Joseph LLC), MJ Management LLC, Morgan Joseph Partners I, L.P.

2(b) Address or principal business office or, if none, residence:

The address of all reporting persons is:

Morgan Joseph LLC

600 Fifth Avenue, 19th Floor

New York, NY 10020-2302

2(c) Citizenship:

Morgan Joseph Holdings Inc., Morgan Joseph TriArtisan LLC (formerly, Morgan Joseph LLC), MJ Management LLC and Morgan Joseph Partners I, L.P.: Delaware

2(d) Title of class of securities:

Ordinary Shares

2(e) CUSIP No.: 16949D101

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Page 7 of 8 Pages

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a) Amount beneficially owned: Please see response to Item 9 on the attached cover pages.

(b) Percent of class: Please see the response to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Please see the response to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote: Please see the response to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: Please see the response to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of: Please see the response to Item 8 on the attached cover pages.

Item 5. Ownership of 5 Percent or Less of a Class. ☒ Warrants to purchase ordinary shares owned by MJ Holdings and its affiliated entities expired on November 10, 2011. As a result, MJ Holdings is no longer the owner of 5 Percent of the outstanding ordinary shares of China Hydroelectric Corporation.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8. Identification and Classification of Members of the Group. Not Applicable

Item 9. Notice of Dissolution of Group. Not Applicable

Item 10. Certifications. Not Applicable

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2012	By: Morgan Joseph Holdings Inc.

	By:	/s/ Steven D. Blecher
Name: Steven D. Blecher
Title: Secretary

By: Morgan Joseph TriArtisan LLC
By: Morgan Joseph Holdings Inc.
Its: Managing Member

		By:	/s/ Steven D. Blecher
Name: Steven D. Blecher
Title: Secretary

By: MJ Management LLC
By: Morgan Joseph Holdings Inc.
Its: Sole Member

		By:	/s/ Steven D. Blecher
Name: Steven D. Blecher
Title: Secretary

By: MJ Partners I, L.P.
By: MJ Management LLC
Its: General Partner

		By:	/s/ Steven D. Blecher
Name: Steven D. Blecher
Title: Delegate